SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer


GOL



GOL20anos

Results 4Q20

03/18/2021

Disclaimer

This presentation contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely estimates and projections and, as such, are based exclusively on the expectations of GOL's management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

The verbs "anticipate", "believe", "estimate", "expect", "forecast", "plan", "predict", "project", "target" and other similar verbs are intended to identify these forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from those projected in this presentation and do not guarantee any future GOL performance. The factors that might affect performance include, but are not limited to: (i) macroeconomic developments in Brazil and volatility in exchange rates, interest rates and other economic indicators; (ii) developments relating to the spread of COVID-19, such as the duration and extent of quarantine measures and travel restrictions and the impact on overall demand for air travel; (iii) the competitive environment in the Brazilian airline market and government measures that may affect it; (iv) fuel price volatility; and (v) the risks disclosed in GOL's filings with the U.S. Securities and Exchange Commission.

All forward-looking statements in this presentation are based on information and data available as of the date they were made, and GOL undertakes no obligation to update them in light of new information or future development.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including "net debt," "total liquidity" and "EBITDA." GOL's management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings or cash flow in making an investment decision.

20 years of GOL

- Since Jan. 15, 2001 popularizing air transport in Brazil
- Over 500 million passengers transported
- Best customer experience: NPS 38 (2020)
- Best network: RTS to 63 destinations (84% of 2019)
- Top-of-Mind airline in Brazil for the 5th consecutive year


Lowest Costs
Best Balance Sheet
Best Product and Fares
Unique Brand & Culture

- Leadership in the domestic market for the 5th consecutive year: 38% market share
- More than 4.2 million flights to destinations in Brazil, Latin America, the Caribbean and the United States

Leadership in ESG Initiatives

GOL

GRI

CORSIA
CARBON OFFSETTING AND REDUCTION SCHEME FOR INTERNATIONAL AVIATION

Carbon Efficient Index ICO2

RenovaBio

- In the new ESG index of the B3 and S&P
- MSCI – ESG Rating Scorecard: sustainable carbon emissions
- IEnvA (IATA) Certification – Stage 1
- Environmental management system
- FAA 145 Repair Station Certification
- Generated effluents are treated
- Commitment to water reuse
- Pioneer in biofuel technology
- Greenhouse gas inventory (*GHC Protocol*)
- Governance: beyond ADR III and level 2 in B3

Environmental	2020	2019	2018	2017
Fuel				
Total Fuel Consumed (GJ x 1,000)	25,232	51,492	48,935	45,891
% Fuel Renewable	0	0	0	0
Total Fuel Consumed (liters x 1,000 /ASK)	38.8	28.9	29.2	29.5
Gross global Scope 1 emissions				
Greenhouse gas (GHG) emissions (tons CO_2)	1,938,497	3,743,873	3,394,307	3,316,590
Greenhouse gas (GHG) emissions/flight hour (tons CO_2)	9.4	8.7	8.3	8.1
Greenhouse gas (GHG) eliminated (tons CO_2)	37,909	92,221	70,606	138,910
Greenhouse gas (GHG) compensated (tons CO_2)	0	0	0	0
Fleet				
Average Age of Fleet	11.0	9.9	9.5	9.2
Social	**2020**	**2019**	**2018**	**2017**
Labor Relations				
Employee Gender (% Male/Female)	56/44	55/45	55/45	55/45
Age: Under 30 years (%)	26	26	29	26
Between 30 and 50 years (%)	63	62	60	63
Over 50 years (%)	11	12	11	11
Active Workforce Under Collective-Bargaining Agreements (%)	100	100	100	100
Number and Duration Of Strikes And Lockout (# days)	0	0	0	0
Customer & Company behavior				
Customer Satisfaction Index (SMS score)	8.07	8.28	8.39	8.33
On-time Departures (%)	93.75	88.98	91.82	94.61
Flight Completion (%)	97.75	98.10	98.49	98.50
Lost Baggage (per 1,000 pax)	2.10	2.09	2.03	2.06
Safety				
Number of Fatalities	-	-	-	-
Number of Governmental Enforcement Actions and Aviation Safety	-	-	-	-
Governance	**2020**	**2019**	**2018**	**2017**
Management				
Independent Directors (%)	55	50	44	44
Participation of Woman in Leadership Positions (%)	35	33	38	37
Committees and Policies				
Number of Committees: All With Independent Members Included	5	5	5	5
Compliance Policy (on IR Website)	✓	✓	✓	✓
Disclosure of Information and Securities Trading Policy (IR website)	✓	✓	✓	✓
Shareholder Meetings				
Representation of Voting Capital at the Shareholders Meetings (%)	100	100	100	100

Boeing 737 MAX | Update

- Oct 6: FAA published pilot training guidelines
- Oct 15: EASA said MAX is safe to fly again
- Nov 18-25: Approval of regulatory agencies - FAA and ANAC and GOL trained 140 of its pilots
- Nov 26: 1st GOL technical flight with Boeing 737-MAX
- Dec 9: 1st commercial flight with MAX aircraft GRU → POA
- Jan 12: GOL completed 1,000 commercial flights of the Boeing 737 MAX and 160,000 Customers transported after the aircraft returned to operations
- 95 firm orders and deliveries from MAX
- "Gamechanger" and Environmental economics: -15% fuel than NGs, -16% emissions, -40% noise
- MAX's low cost generates further CASK gains for GOL



4Q20 Highlights

Indicators	4Q20	Var. x 4Q19
Gross Sales (R$ MM)	2,468.7	-38.1%
ASK (BN)	7.7	-41.9%
RPK (BN)	6.2	-42.2%
Load Factor	81.1%	-0.4 p.p.
On-time Departures	92.5%	+6.3 p.p.
Yield (R$ cents)	27.5	-16.9%
Pax Revenue (R$ MM)	1,719.7	-52.0%
RASK (R$ cents)	24.6	-14.4%
CASK[2] (R$ cents)	20.1	-4.9%[3]
EBITDA[2]	558.5	-61.9%[3]
EBITDA Margin[2]	*29.5%*	*-9.0 p.p.[3]*
EBIT[2]	346.8	-65.5%[3]
EBIT Margin[2]	*18.3%*	*-8.2 p.p.[3]*

- **Total liquidity:** R$2.6 billion; R$6.0 billion considering unencumbered assets and deposits
- **Net Cash generated:** R$3 million/day in 4Q20
- **Net Debt[1]/LTM EBITDA[2]:** 5.3x
- **PRASK:** 22.3 R$ cents (-17.4% vs. 4Q19)
- **CASK[2]:** 20.1 R$ cents (-4.9% vs. 4Q19 recurring CASK)

1. Excluding Perpetual and Exchangeable Notes. 2. Includes expenses related to current operating level (4Q20) 3. Variations are from the comparison to 4Q19 recurring amounts.

Capillarity of the 4Q20 Network

- Leader in domestic high density and high value markets (5th consecutive year)
- Operations intensified in all hubs, mainly in Salvador and Fortaleza
- Return of operations in regional markets, through own and partners flights
- Reopening of six bases and operation at 100% of domestic destinations during high season
- Peak of 88,000 passengers transported in a single day in December



FOR
CE
PE
SSA
BA
BSB
DF
MG
GIG
GRU
SDU
CGH
RJ
SP
PR
RS
34%
52%
14%
24%
55%
21%
12%
1%
87%
50%
42%
8%
50%
44%
6%
34%
47%
19%
23%
32%
45%

GOL's network is structured to benefit from the geographic and demographic characteristics of Brazil

Source: ANAC, 4Q20 data.

Network plan through 1Q21

Ramp up



2Q20	July	August	September	October	November	December	1Q21E
Essential Network focused on flights from GRU Return and increase of Shuttles “Super Pontes” Growth in BSB and RIO and return to medium-sized cities	Consolidation of BSB and GIG Hubs Return to main regional markets	Return to all main markets Growth in Northeast (SSA as focus city)	Growth in CGH Growth in Mid-west and North	Return to all markets and secondary regional markets Focus on Leisure Markets		Return to ~100% of all domestic markets and ~65% of frequencies	Optimization of frequencies and new domestic and regional markets

STATISTICS

	2Q20	July	August	September	October	November	December	1Q21E
Flights/day:	57	175	187	271	363	369	476	374
Markets:	28	108	126	134	153	151	177	159
ASK YoY:	-91%	-79%	-71%	-60%	-45%	-46%	-36%	-43%
ASK MoM or QoQ:	-92%	+117%	+18%	+35%	+37%	-3%	+38%	-7%

2Q20 | 3Q20 | 4Q20 | 1Q21E

Disciplined Capacity Management

Fleet Plan


121
137
127
138
129
113
144
132
107
146
135
111
151
140
117
2018
2019
2020
2021E
2022E
2023E
2024E

GOL has a **mature** and **well-structured** aircraft delivery and redelivery process that allows:

- Fleet plan match of capacity-demand;
- Fleet follows GDP historical elasticity;
- High flexibility for aircraft delivery;
- High flexibility to reallocate aircraft (liquidity).

Fleet Renewal Plan


737NG
737MAX
2
6
-4
16
15
1
-10
2
11
-9
2018
2019
2020
2021E

737-MAX provides GOL with substantial advantages, mainly due to its:

- 15% less fuel burn than NGs;
- 16% less CO_2 emissions than NGs;
- 40% less noise in cabin than NGs;
- +1,000 km additional range vs NGs.

CASK Reduction

ESG Driven Aircraft

NPS Improvement

International Markets

Network & Capillarity



Operations (ASK million)
CMGR = 34%
239
264
487
1,059
1,247
1,687
2,317
2,257
3,125
3,303
apr/20
may/20
jun/20
jul/20
aug/20
sep/20
oct/20
nov/20
dec/20
jan/21



ASK (billion)
13.3
-41.9%
7.7
4.0
+92.8%
4Q19
3Q20
4Q20



PRASK
(R$ cents)
27.0
+1.5%
22.0
22.3
-17.4%
4Q19
3Q20
4Q20



Load Factor
-0.4 p.p.
81.5%
81.1%
79.3%
+1.8 p.p.
4Q19
3Q20
4Q20



Domestic Bases Operated
0%
63
61
63
+3.3%
4Q19
3Q20
4Q20

Vaccination roll-out in Brazil and the Americas

- After ANVISA approval for emergency use of vaccines, Brazil started its National Immunization Program on January 18, 2021.
- Argentina, Mexico and the United States started vaccinating against Covid-19 in December 2020.
- As of March 16, 2021, more than 340 million people in the world have been vaccinated, exceeding the number of infected.



Brazil's National Immunization Program

1st Phase	2nd Phase	3rd Phase	4th Phase
• Health workers • Institutionalized persons over 60 years • Persons aged 75 and over • Indigenous populations in their territories	• Persons 60 to 74 years	• Persons with Co-morbidities	• Teachers • Members of security and rescue forces • Prison system officials

Brazil | Delivery schedule for 2021

GOL

- 576 million doses by the end of 2021
- 415 million already contracted and 161 million under negotiation
- The Astrazeneca/Oxford, Coronavac, Covaxin, Sputnik V vaccines and those from the Pfizer, Janssen and Moderna laboratories, and doses received from the Covax consortium
- Ministry of Health foresees that all Brazilians can be served by the end of 2021
- Herd immunity might be achieved by 1Q22.

575.9
million doses

contracted: **414,9** | under negotiation: **161**

	Oxford	Coronavac	Covax	Covaxin	Sputnik V	Pfizer	Janssen	Moderna
jan	2	8,7						
fev	2	4,2						
mar	3,8	23,3	2,9	8				
abr	32	15,7		8	0,4			
mai	27	6	6,1	4	2	2		
jun	27	6			7,6	7		
jul	18,6	13,5				10		1
ago		13,5				10		1
set		8,8				10	16,9	1
out						20		
nov						20		
dez	COMPRA FUTURA 110*	COMPRA FUTURA 30**	33,3			21	21,1	10
Total com compras futuras	222,4	130	42,5	20	10	100	38	13

(in million)

(*) Oxford – expected to be delivered between August and December;
(**) Coronavac – expected to be delivered between October and December
Source: Ministry of Health of Brazil (updated March 5, 2021)

GOL | Recent Developments

- 35% Market Share in Corporate Segment 4Q20 (ABRACORP)
- Average Daily Sales 4Q20 >R$27 million
- 161 Domestic Routes currently Served in 4Q20: 94% of 2019
- Planned Capacity 1Q21: -7% compared to 4Q20
- January/21: 493 flights/day, 177 markets, ASK m/m +6% and peak of 93,000 PAX transported in a single day
- February/21: 355 flights/day, ASK m/m -37%


SALES
(R$ MM)
698
1,712
2,469
+145%
+44%
2Q20
3Q20
4Q20

GOL 20anos

Financial Highlights
4Q20


GOL

Profitability & Liquidity | 4Q20 vs. 4Q19



RASK
(R$ cents)
28.69
-14.4%
24.57
22.34
4Q19
4Q20
4Q20
Net Prask
CASK(1) (2)
(R$ cents)
-16.7%
7.61
6.34
4Q19
4Q20
Fuel CASK
21.10
-4.9%
20.06
CASK Ex-fuel1
+1.7%
4Q19
4Q20
EBITDA(1) (2)
(R$ million)
2,576.5
1,464.7
-61.9%
EBITDA
Margin1
38.5%
558.5
29.5%
4Q19
4Q20
4Q20
Total Liq.

- EBIT Margin[1,2]: 18.3%
- Ancillary revenue (cargo and other): 9.1% of Total Revenue
- Fuel price (change q-o-q): R$2,32[2] (down 0.9%).
- CASK[1,2]: 20.06 cents (R$)
- GOL System capacity (ASK), change q-o-4Q19: -41.9%
- GOL System capacity (Seats), change q-o-4Q19 : -46.3%

1. Adjusted by non-recurring results. 2. For the year 2020, it only considers expenses related to current operating levels.

Net Result Composition (R$ MM)


Net Result 4Q19
Net Margin: 9.2%
351.7
1,912.0
Net Revenue
Fuel
436.9
181.6
Depreciation and Amortization
156.9
Personnel
Maintenance materials & repairs
102.0
72.1
Sales and Marketing
Services
(23.6)
35.6
Landing Fees
Passenger Costs
11.1
(150.2)
Idle Costs
Other
76.1
Net financial results
(233.1)
83.2
Exchange Rate and monetary variations (net)
685.7
Unrealized ESN results
101.4
Income Tax
41.8
Minority interest
Net Result 4Q20
Net Margin: 0.9%
16.8
175.1
Non-Recurring Expenses
Recurring Net Result 4Q20
Net Margin: 10.1%
192.3

COVID-19 Response | Debt & Liquidity

Comprehensive Management Aiming Strong Liquidity

Total Cash Liquidity
In R$ bn



4.3
4.2
3.3
2.2
2.6
1.9
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21E

Debt Amortization
In U$ mm



0
78
0
15
144
45
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21E

Balance Sheet Strengthening & Liability Management

- Over BRL 3bn of additional liquidity sources (unencumbered assets and deposits)
- Debentures rolled and working capital
- Issuance of Senior Secured Notes due 2026
- Roll of import and CAPEX lines
- Replacement of legal & maintenance deposits
- Monetization of hedge positions

COVID-19 Response | Liquidity Management

As of December 31, 2020

Financial debt amortization schedule excluding refinancing lines (million)[1]



USD Debt (ex-financing)
Exchangeable Senior Notes USD
BRL Debt (ex-financing)
303
106
70
4
152
43
20
2
151
40
17
57
105
425
129
1,164
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
2H22
2023
2024
2025+

1- Currency of issuance or contract.

Cash Flow Breakdown (R$ MM)



Net Cash Flow
+R$578 MM
Financing Cash Flow
R$(243) MM
2,242
Receivables
791
Total Cash
1,451
3Q20
Liquidity
2,741
Operating Inflows
2,101
Operating Outflows
62
Capex
131
Interest Expense
52
Hedge Results
8
Financings Amortization, net
52
Variation in Accounts Receivable
2,576
Receivables
740
Total Cash
1,837
4Q20
Liquidity

Cash Consumption and Liquidity


Cash Generation (Consumption) (R$ MM/day)[1]
1
3
apr/20
sep/20
4Q20
1Q21E
(3)
(6)


Liquidity (R$ Bn)
2.0
1.2
3.0
2.4
1.2
3.0
2.3
0.8
1.5
2.1
0.7
1.8
2.2
0.6
1.3
1Q20
2Q20
3Q20
4Q20
1Q21E
Total Cash
Receivables
Deposits

(1) *Excluding TAE refunds, and payments for non-aircraft debt.*

- Cost reduction initiatives
- Lessors, suppliers and creditors
- Balance of cash inflows and outflows
- Customer confidence and reflection on sales
- Financial commitments addressed

Perspectives for 1Q21

Indicators	4Q20A	1Q21E (Previous)	1Q21E (Revised)
Brazil Quarterly GDP Growth[1] (%)	+2.4%	+3.0%	+1.0%
Domestic Routes Served (average)	~161	~167	~159
% of 2019	94%	85%	81%
Average Operating Fleet	~91	~102	~74
% of 2019	77%	92%	67%
ASK - Total (in million)	~7,698	~9,400	~7,100
% of 2019	58%	76%	55%
Load Factor (%)	~81%	~78%	~82%
Net Operating Revenues (R$bn)	~1.9	~2.4	~1.7
% of 2019	50%	66%	52%
CAPEX (R$MM)	~62	~290	~100
Net cash generation / (burn) (R$MM/day)	~3	~(2)	~(3)
Total Liquidity[2] (R$bn)	~2.6	~2.5	~1.9
Net debt[3] (R$bn)	~13.0	~13.1	~14.3
Net Debt/ LTM Adjusted EBITDA[3,4] (x)	~5.3x	~8x	~17x

(1) Sequential, Brazilian Central Bank. (2) Cash and cash equivalents, restricted cash, short-term accounts receivable, securities and receivables. (3) Excluding perpetual and exchangeable notes. (4) Excluding non-operating expenses and depreciation.

Proposal to Combine GLA and Smiles

Combination is critical to successfully emerge from the COVID-19 pandemic

GOL

- Proposal offers attractive Exchange Ratio and premium;
- Consolidated structure would create a virtuous cycle;
- Attractive opportunity for Smiles shareholders to become meaningful shareholders of GOL

Updated EGM procedures:

- Shareholders' meeting scheduled for March 24th;
- Meeting will be 100% virtual; and
- Additional information can be found on the Smiles Investor Relations website: (ri.smiles.com.br/en/)

GOL20anos

Q&A 4Q20



GOL's measures against COVID-19



- Accurate and transparent communication to clarify and equip the Customer about what it's like to fly in times of pandemic
- Company CEO as spokesperson for GOL's Q&A videos and industry initiatives
- Flexibility of markdowns and cancellations
- Personal and financial responsibility (cash, liabilities and liquidity preservation)
- Carry medicine wherever it is needed

- Protection of employees' health and jobs, remote work, mandatory use of masks on aircraft and more stringent sanitation procedures
- Health professionals in the fight against Covid-19 were exempt from airfare (as of March/20)


CHECK-IN

PRESERVATION OF LIQUIDITY

- Capacity reductions
- Fleet reduction to meet retracted demand
- Boeing agreement (grounded MAX & 34 orders terminated)
- Lease renegotiation
- Operational savings and expense reductions
- Extensive reductions in labor costs
- Renegotiation with creditors and suppliers
- Incremental sources of financing
- Support from stakeholders

- Even safer travel, strict sanitation standards and 90% of the travel process without human contact
- Aircraft with Hepa air filter (eliminates 99.9% of viruses and bacteria) and air renewal every 3 minutes
- GOL has been transporting the Covid-19 vaccine for free to Brazilians since January 18, 2021.
- GOL received the Einstein Certification seal for strict Health and Safety protocols adopted by the Company.


Nosso Compromisso com a Saúde e a Segurança é certificado.
EINSTEIN
PADRÃO DE QUALIDADE E SEGURANÇA
COVID-19

GOL's COVID-19 Response | Liquidity Initiatives

GOL

Focus	Months	Initiatives	Monthly Impact (R$MM)	Estimated Full-year Impact (R$BN)
Quick Response	Mar/20	Suspension of new aircraft deliveries, non-essential expenditures, marketing and advertising; extension of supplier terms; reduction in personnel expenses and lease payments	R$700	R$0.7
Labor Costs	Apr-Jun/20	Adhesion to Law 14,020/20: reduction of working hours and wages, and suspension of employment contracts	R$100	R$0.3
Labor Costs	Jul-Dec/20	Collective bargaining agreements with Unions	R$50	R$0.3
Operations	Apr-Dec/20	Deferral of airport fees, maintenance of slots, Provisional Measure 925 enabled preservation of receivables	R$275	R$2.5
Fuel Costs	Apr-Dec/20	Demand-matched capacity, reduced fuel expenses and operational initiatives	R$275	R$2.5
Working Capital and Capex	Apr-Dec/20	Supplier and financing terms	R$150	R$1.4
Leases	Apr-Dec/20	Deferrals, MtM discounts, PBH	R$140	R$1.3
TOTAL				R$9.0

GOL's strong liquidity response to the pandemic was made possible by extensive preparations done on liquidity and balance sheet over past last five years

GOL's COVID-19 Prep | Best Balance Sheet in Brazil

GOL

Liquidity[1] (R$ Bn)



Total Liquidity + Deposits
Liquidity / LTM Net Revenue
CQGR = 30%
2.6 1.9 2.3 2.6 2.8 3.8 3.7 3.9 3.9 3.0 4.5 4.7 4.0 4.3 6.0 4.9 4.5 4.6
26% 20% 23% 26% 27% 37% 34% 35% 35% 34% 38% 37% 39% 39% 42% 45% 55% 73%
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

Cash Position[2] (R$ Bn)



CQGR = 3%
1.1 1.2 0.7 0.9 1.2 2.3 2.1 2.1 1.9 2.1 2.7 2.4 2.9 3.0 3.0 2.8 1.5 1.8
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

LTM EBITDA (R$ MM) & EBITDA Margin[3]



14% 12% 14% 6% 17% 18% 22% 9% 12% 27% 28% 23% 29% 32% 49% 38% 42% 39%
CQGR = 6%
846 1,144 952 1,158 1,284 1,495 1,790 1,854 1,749 2,068 2,325 2,852 3,559 4,373 4,476 4,146 3,508 2,469
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

Net Debt / LTM EBITDA[3] (x)



-1.4x
6.7x 5.7x 4.6x 5.5x 4.8x 4.5x 4.0x 4.3x 4.6x 3.8x 3.3x 3.1x 2.9x 2.4x 2.4x 4.5x³ 4.0x 5.3x
3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20

1- Cash, equivalents, short term investments, restricted cash and receivables; 2- Cash, equivalents, short term investments and restricted cash; 3-Adjusted EBITDA

Return of Capital to Investors

	GOL	Azul	LATAM
2017	**US$ 214mm** Early debt prepayments across notes due 2018 - 2028	--	--
2018	**US$ 184mm** Early debt prepayments across notes due 2018 - 2022	--	--
2019	--	--	**US$ 238mm** Early repayment of notes due 2020
2020	**US$ 524mm** Early prepayments of notes due 2022, re-payment of Term Loan	--	Filed for Chapter 11 restructuring
Total	**US$ 922mm**	**US$ 0mm**	**US$ 238mm**

Source: Company filings

GOL 20 anos



Investor Relations
ri@voegol.com.br
+55 11 2128 4700
www.voegol.com.br/ir

